Exhibit 99.1
Similarweb Ltd.
33 Yitzhak Rabin St.
Givatayim, 5348303, Israel

Dear Similarweb Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Similarweb Ltd. ( the “Company”), to be held on August 28, 2025 at 4:00 p.m. (Israel time), at our headquarters at 33 Yitzhak Rabin St., Givatayim, 5348303, Israel.

The Company’s Notice of Annual General Meeting of Shareholders, as published on July 24, 2025, and the proxy statement appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the Notice of Annual General Meeting of Shareholders (the “Notice”), which is enclosed. Our board of directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of business on July 23, 2025 are entitled to notice of, and to vote at, the Meeting or any postponement or adjournment thereof.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting or any postponement or adjournment thereof. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card or voting instruction form, as applicable.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Or Offer
Co-Founder, Chief Executive Officer and Director

Similarweb Ltd.
33 Yitzhak Rabin St.
Givatayim, 5348303, Israel

Notice of Annual General Meeting of Shareholders

To be Held on August 28, 2025

Dear Similarweb Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of shareholders (the “Meeting”) of Similarweb Ltd. (the “Company”), to be held on August 28, 2025 at 4:00 p.m. (Israel time), at our headquarters at 33 Yitzhak Rabin St., Givatayim, 5348303, Israel (the telephone number at that address is +972-3-544-7782).

The following matters are on the agenda for the Meeting:

(1)
To re-elect one Class I director to serve on our board of directors until the close of the annual general meeting of the Company in 2028 or until his successor is duly elected and qualified, for which Joshua Alliance is the nominee;

(2)
To elect Tamar Rapaport-Dagim as a Class I director to serve on our board of directors until the close of the annual general meeting of the Company in 2028 or until her successor is duly elected and qualified; and

(3) To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2024.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on July 23, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on July 23, 2025, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and you may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

Our board of directors unanimously recommends that you vote “FOR” each of the above Proposals, which are described in the accompanying proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of our ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is July 31, 2025. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, under the cover of Form 6-K. Shareholders are also able to review the proxy statement on our website’s investor relations page at http://ir.similarweb.com and on the SEC’s website at www.sec.gov or at the Company’s headquarters at Similarweb Ltd., 33 Yitzhak Rabin St., Givatayim, 5348303, Israel upon prior notice and during regular working hours (telephone number: +972-3-544-7782) until the date of the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. (EDT) on August 27, 2025 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

/s/ Or Offer

By: Or Offer
Co-Founder, Chief Executive Officer and Director
Dated: July 24, 2025

Similarweb Ltd.
33 Yitzhak Rabin St.
Givatayim, 5348303, Israel

Proxy Statement
______________
Annual General Meeting of Shareholders

To Be Held on August 28, 2025

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Similarweb Ltd. (the “Company” or “Similarweb”) to be voted at the 2025 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on August 28, 2025, at 4:00 p.m. (Israel time), at our headquarters at 33 Yitzhak Rabin St., Givatayim, 5348303, Israel.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on July 23, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)To re-elect one Class I director to serve on our board of directors until the close of the annual general meeting of the Company in 2028 or until his successor is duly elected and qualified, for which Joshua Alliance is the nominee;
(2)To elect Tamar Rapaport-Dagim as a Class I director to serve on our board of directors until the close of the annual general meeting of the Company in 2028 or until her successor is duly elected and qualified; and
(3)To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2024.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendations

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On July 23, 2025, we had a total of 84,867,049 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on July 23, 2025, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under our Amended and Restated Articles of Association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold, in the aggregate, ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the shareholder meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the proposals set forth in this proxy statement.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals set forth in this proxy statement.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting shall be conferred exclusively upon the more senior among the joint owners attending the Meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s share register.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

•
By Internet - If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•
By Telephone - If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•
By Mail - If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Even if you plan to attend the Meeting, the Company recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, you can also vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 33 Yitzhak Rabin St., Givatayim, 5348303, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. (EDT) on August 27, 2025.

If you provide specific instructions (by marking a box) with regard to the proposals set forth in this proxy statement, your ordinary shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of our Articles.

Beneficial Owners

If you are a beneficial owner of ordinary shares held in a brokerage account or by a trustee or nominee, including through Cede & Co, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on July 23, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about July 24, 2025. Certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available on our website's investor relations page at http://ir.similarweb.com. The contents of that website are not incorporated by reference into this proxy statement.

Assistance in Voting your Shares

If you have questions about how to vote your shares, you may contact Investor Relations through our website at https://ir.similarweb.com/resources/contact-us.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned by all persons known by us to beneficially own more than 5% of our ordinary shares and by our directors and executive officers, as of the dates specified below, based on public filings or information provided to us by such shareholders.

Name of Beneficial Owner	Number	Percentage (1)
Greater than 5% Shareholders
Anglo-Peacock Nominees Limited (2)	8,883,950	10.5%
Viola Group (3)	10,810,778	12.7%
MIH E-COMMERCE HOLDINGS BV (4)	11,173,265	13.2%
Directors and Executive Officers
Joshua Alliance (5)	8,883,950	10.5%
Harel Beit-On (6)	10,810,778	12.7%
Or Offer (7)	5,957,410	6.8%
Jason Schwartz (8)	1,121,433	1.3%
Benjamin Seror	*	*
Kipp Bodnar	*	*
Lisa Campbell	*	*
Joe Del Preto	*	*
Rusell Dreisenstock	*	*
Barak Eilam	*	*
All directors and executive officers as a group (10 persons)	27,337,588	30.9%
*Indicates ownership of less than 1%.
(1) Based on 84,867,049 ordinary shares issued and outstanding as of July 23, 2025.
(2) Consists of 8,883,950 ordinary shares, which converted from preferred shares pre-IPO to ordinary shares post-IPO, held by Anglo-Peacock Nominees Limited, as nominee for Joshua Jacob Moshe Alliance. Mr. Alliance has sole voting and dispositive power over the ordinary shares. The principal business address of Anglo-Peacock Nominees Limited is Suite 1B Maclaren House, Lancastrian Office Centre, Talbot Road, Manchester, M32 0FP, United Kingdom, Attention Allan Pye.

(3) Based on information reported on a Schedule 13G/A filed February 12, 2025 and on information available to us, represents (a) 2,134,916 ordinary shares held by Viola Growth II (A) L.P. (“Viola II (A)”); (b) 2,823,094 ordinary shares held by Viola Growth II (B) L.P. (“Viola II (B)”); (c) 5,581,225 ordinary shares held by VG SW, L.P. (“VG LP”); (d) 101,413 ordinary shares held by VG SW GP, L.P.; (e) 170,130 ordinary shares held by Viola partners Fund 4 2013 L.P. (“Viola 4 LP”) (collectively “Viola Group”). The general partner of Viola II (A) and Viola II (B) is Viola Growth II, L.P. and its general partner is Viola Growth II GP Ltd. The general partner of VG L.P. is VG SW GP, L.P. and its general partners are Viola Growth II GP Ltd. and Viola Growth 3 Ltd. Harel Beit-On, a member of our board of directors, is a Co- Founder and Managing Partner of Viola Group. Mr. Beit-On disclaims any beneficial ownership of the subject shares except to the extent of any pecuniary interest therein. The address of each of these entities is 12 c/o Viola Growth Abba Eban Avenue, Ackerstein Towers, Building D, Herzeliya 4672530, Israel.
(4) Based on information available to us, represents 11,173,265 ordinary shares held by Naspers Ltd. and Prosus N.V. Prosus Ventures is a wholly-owned subsidiary of MIH e-commerce Holdings B.V., which in turn is a wholly-owned subsidiary of MIH Internet Holdings B.V., which is a wholly-owned subsidiary of Prosus, which is a majority-owned subsidiary of Naspers. Prosus Venutres is controlled by Prosus and Naspers, which share voting and dispositive control over the shares held by Prosus Venutres. Naspers owns 73.6% of the voting rights of Prosus. As a result, ordinary shares of Similarweb Ltd. owned by Naspers Ltd. and Prosus N.V. may be deemed to be beneficially owned by Prosus and Naspers. Prosus is a publicly-traded limited liability company incorporated under the laws of the Netherlands. Naspers is a publicly-traded limited liability company incorporated under the laws of the Republic of South Africa. The address of Prosus N.V. is Gustav Mahlerplein 5, 1082 MS, Amsterdam, The Netherlands and the address for Naspers Ltd. is Media24 Centre 40 Heerengracht, Cape Town 8001, South Africa.
(5) Consists of ordinary shares held by Anglo-Peacock Nominees Limited. See footnote (2) above.
(6) Consists of ordinary shares held by entities affiliated with the Viola Group. See footnote (3) above.
(7) Consists of 3,462,541 ordinary shares held by Mr. Offer and 2,494,869 ordinary shares issuable upon the exercise of options that vest within 60 days of July 23, 2025.
(8) Consists of 801,433 ordinary shares issuable upon the exercise of options held by Mr. Schwartz that vest within 60 days of July 23, 2025 and 320,000 ordinary shares issued or issuable upon the vest of Restricted Shares Units within 60 days of July 23, 2025.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during fiscal year ended December 31, 2024 by our five (5) most highly compensated executive officers see Item 6.B. “Director, Senior Management and Employees—Compensation” of our Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the SEC on February 27, 2025 (the “Annual Report”), a copy of which is available on our website at https://ir.similarweb.com/.

CORPORATE GOVERNANCE
Overview

Similarweb is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders and other key constituents.

Our Articles provide that we may have no less than three (3) and no more than eleven (11) directors, as may be fixed from time to time by the Board. Our Board currently consists of eight (8) directors, including Joshua Alliance, Russell Dreisenstock, Harel Beit-On, Joe Del Preto, Or Offer, Kipp Bodnar, Lisa Campbell and Barak Eilam. Seven (7) of our directors, including Joshua Alliance, Russell Dreisenstock, Harel Beit-On, Joe Del Preto, Kipp Bodnar, and Lisa Campbell and Barak Eilam, are independent under the NYSE corporate governance rules that require a majority of our directors to be independent.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

What We Do

✓	Base a significant portion of the compensation opportunity on financial performance
✓	Cap cash bonus payments and annual equity based compensation

✓	Set annual incentive targets for our chief executive officer based on objective performance measures
✓	Maintain a majority independent Board
✓	Maintain entirely independent audit and compensation committees
✓	Emphasize pay-for-performance - meaning the earning of annual bonuses is subject to the attainment of objective performance measurements
✓	Regularly review the executive compensation and peer group data
✓	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short-term and long-term shareholder value

For more information regarding our Board, its committees and our corporate governance practices, see Item 6.C. “Director, Senior Management and Employees—Board Practices” of our Annual Report.

PROPOSAL 1

RE-ELECTION OF CLASS I DIRECTOR

Background

Our Board currently has eight directors and is divided into three classes with staggered three-year terms as follows:

•the Class I directors are Joshua Alliance and Russell Dreisenstock and their terms will expire at the upcoming Meeting;
•the Class II directors are Harel Beit-On, Kipp Bodnar and Joe Del Preto and their terms will expire at our annual general meeting of shareholders to be held in 2026; and
•the Class III directors are Or Offer, Lisa Campbell and Barak Eilam and their terms will expire at our annual general meeting of shareholders to be held in 2027.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect Joshua Alliance as a Class I director. If re-elected at the Meeting, Mr. Alliance will serve until the 2028 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles or the Companies Law.

In accordance with the Companies Law, Joshua Alliance has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill their duties as a director of the Company, taking into account the size and special needs of the Company.

During 2024, Mr. Alliance attended 100% of our Board meetings.

The nominating and governance committee of our Board recommended that Joshua Alliance be nominated for re-election at the Meeting to serve as a Class I director for a term to expire at the 2028 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles or the Companies Law. Our Board unanimously approved this recommendation.

Biographical information concerning Joshua Alliance is set forth below:

Joshua Alliance has served as a member of our board of directors since October 2011. Mr. Alliance also serves as a director of the new private UK holding company of N Brown Group plc, of which he was also a director up to its delisting, as well as a member of the board of directors of a number of private companies, including SparkBeyond, PetsPyjamas, Woo.io and Moon Active. He has previously served as a board member of Spot.IM, from June 2012 to June 2018, and of WorkAngel Technology, from November 2012 to its sale in July 2017. He served as Head of Innovation of N Brown Group plc from May 2015 through November 2020. Mr. Alliance received his bachelors at The University of Manchester.

Proposal

The shareholders are being asked to re-elect Joshua Alliance for a term to expire at the 2028 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles or the Companies Law.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to re-elect Joshua Alliance as a Class I director, to hold office until the close of the Company’s annual general meeting of shareholders in 2028, and until his successor is duly elected and qualified, or until his office is vacated in accordance with our Articles or the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the re-election of Joshua Alliance as a Class I director for a term to expire at the 2028 annual general meeting.

PROPOSAL 2

ELECTION OF CLASS I DIRECTOR

Background

As noted above, our Board currently has eight directors and is divided into three classes with staggered three-year terms as follows:

•the Class I directors are Joshua Alliance and Russell Dreisenstock and their terms will expire at the upcoming Meeting;
•the Class II directors are Harel Beit-On, Kipp Bodnar and Joe Del Preto and their terms will expire at our annual general meeting of shareholders to be held in 2026; and
•the Class III directors are Or Offer, Lisa Campbell and Barak Eilam and their terms will expire at our annual general meeting of shareholders to be held in 2027.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to elect Tamar Rapaport-Dagim as a Class I director, replacing current Class I director Russell Dreisenstock who will not stand for re-election. If elected at the Meeting, Tamar Rapaport-Dagim will serve until the 2028 annual general meeting of our shareholders, and until her successor has been duly elected and qualified, or until her office is vacated in accordance with our Articles or the Companies Law.

In accordance with the Companies Law, Ms. Rapaport-Dagim has certified to us that she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill her duties as a director of the Company, taking into account the size and special needs of the Company.

The nominating and governance committee of our Board recommended that Tamar Rapaport-Dagim be nominated for election at the Meeting to serve as a Class I director for a term to expire at the 2028 annual general meeting of our shareholders, and until her successor has been duly elected and qualified, or until her office is vacated in accordance with our Articles or the Companies Law. Our Board unanimously approved this recommendation.

Biographical information concerning Tamar Rapaport-Dagim is set forth below:

Tamar Rapaport-Dagim is chief financial officer and chief operating officer of Amdocs Management Limited. Tamar was appointed chief financial officer in 2007 and chief operating officer in 2018, having joined Amdocs as vice president of finance in 2004. Prior to Amdocs, she was the chief financial officer of Emblaze, a provider of multimedia solutions over wireless and IP networks, and has also served as controller of Teledata Networks and held various finance management positions in public accounting. Tamar holds an MBA, as well as a Bachelor’s degree in accounting and economics from Tel Aviv University, and is a certified public accountant.

Proposal

The shareholders are being asked to elect Tamar Rapaport-Dagim for a term to expire at the 2028 annual general meeting of our shareholders, and until her successor has been duly elected and qualified, or until her office is vacated in accordance with our Articles or the Companies Law.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to elect Tamar Rapaport-Dagim as a Class I director, to hold office until the close of the Company’s annual general meeting of shareholders in 2028, and until her successor is duly elected and qualified, or until her office is vacated in accordance with our Articles or the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the election of Tamar Rapaport-Dagim as a Class I director for a term to expire at the 2028 annual general meeting.

PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT REGISTERED ACCOUNTANTS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our audit committee and Board have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2025, subject to the approval of our shareholders.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	Year Ended December 31
	2023	2024
Audit Fees(1)	$508,000	$650,000
Audit Related Fees(2)	299,000	47,000
Tax Fees(3)	154,000	158,000
Total Fees	$961,000	$855,000

(1)	Audit fees for the years ended December 31, 2023 and 2024 include fees for the audit of our annual financial statements and the review procedures of our quarterly financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.
(2)	Audit related fees for the years ended December 31, 2023 and 2024 include fees for other services, such as attestation reports for service organizations and due diligence services.
(3)	Tax fees for the years ended December 31, 2023 and 2024 related to ongoing tax advisory, tax compliance and tax planning services.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants. Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

The shareholders are being asked to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2025 and until the Company’s next annual general meeting of shareholders.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2024. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2024, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under our website’s investor relations page at http://ir.similarweb.com.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of our Articles, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Our Annual Report filed with the SEC on February 27, 2025, and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under our website’s investor relations page at http://ir.similarweb.com. Shareholders may obtain a copy of these documents without charge at http://ir.similarweb.com.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

/s/ Or Offer
By: Or Offer
Co-Founder, Chief Executive Officer and Director
Dated: July 24, 2025